November 2012 Pricing Sheet dated November 26, 2012 relating to Preliminary Terms No. 444 dated November 15, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Trigger Jump Securities Based on a Basket of an Equity Index and an Exchange-Traded Fund due November 25, 2015
PRICING SHEET – NOVEMBER 26, 2012
Issuer:	Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Pricing date:	November 26, 2012
Original issue date:	November 29, 2012 (3 business days after the pricing date)
Maturity date:	November 25, 2015
Aggregate principal amount:	$15,830,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
Russell 3000® Index (the “RAY Index”)	RAY	50%	830.84	0.006018006
iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	50%	$54.42	0.091877986

We refer to the RAY Index as the underlying index and the EFA Shares as the underlying shares and, together, as the basket components.  Bloomberg ticker symbols are being provided for reference purposes only.

Payment at maturity:
•  If the final basket value is greater than the initial basket value:
$10 + the greater of (i) $10 × the basket percent change and (ii) the upside payment
•  If the final basket value is less than or equal to the initial basket value but greater than or equal to the downside threshold, meaning the value of the basket has remained unchanged or has declined by no more than 35% from its initial value:
$10
•  If the final basket value is less than the downside threshold, meaning the value of the basket has declined by more than 35% from its initial value:
$10 × basket performance factor
This amount will be less than the stated principal amount of $10, and will represent a loss of more than 35%, and possibly all, of your investment.

Upside payment:	$2.35 per security (23.5% of the stated principal amount)
Basket percent change:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Downside threshold:	6.5, which is 65% of the initial basket value
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each basket component, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each basket component.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any day is the sum of the products of the basket component closing values of each basket component and the applicable multiplier for each basket component on such date.
Basket component closing value:
On any day, (i) in the case of the underlying index, the index closing value on such day for the underlying index or (ii) in the case of the underlying shares, the share closing price times the adjustment factor on such day for the underlying shares.

Multiplier:
The initial multiplier for each basket component was set on the pricing date based on such basket component’s respective initial basket component value, so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.  See “Basket—Multiplier” above.

Adjustment factor:	With respect to the underlying shares, 1.0, subject to adjustment for certain events affecting the underlying shares.
Valuation date:	November 20, 2015, subject to adjustment for index non-business days, non-trading days and certain market disruption events
CUSIP:	61761H772
ISIN:	US61761H7724
Listing:	The securities will not be listed on any securities exchange.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$10	$0.21	$9.79
Total	$15,830,000	$332,430	$15,497,570
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.21 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” on page 20 of the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

The “Russell 3000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 444 dated November 15, 2012
Product Supplement for Jump Securities dated August 17, 2012	Index Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.